1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 28, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

The report of 2005 interim results of the Company below is made at the request of the Shanghai Stock Exchange and is reproduced in this announcement for information purpose pursuant to the disclosure requirement of the Hong Kong Stock Exchange. The financial data in this announcement was prepared in accordance with PRC GAAP and may be subject to adjustments. Different results may be generated if prepared under US GAAP. The board and the audit committee of the Company have not approved the financial data in this announcement. Investors should be aware of the risks of investment and exercise caution in reviewing the financial data. Investors should refer to the interim report for the Company’s financial results to be dispatched by the Company in August.

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CLARIFICATION ANNOUNCEMENT

AND

REPORT OF THE 2005 INTERIM RESULTS OF

YANZHOU COAL MINING COMPANY LIMITED

Clarification

A director of the Company mentioned the Company’s operating condition in the first half of 2005 in the “2005 Interim PRC Coal Market Condition Analysis Conference” held in Beijing on 23 July 2005. The Company hereby clarifies that the Conference Information is the personal view of such director of the Company only and does not represent the information disclosed by the Company and that some of the Conference Information is not accurate.

Report of 2005 interim results

This report is made at the request of the Shanghai Stock Exchange and is reproduced in this announcement for information purpose pursuant to the disclosure requirement under Rule 13.09(2) of the Listing Rules. The 2005 interim financial data of the Company in this announcement has not been audited by auditors and has not been approved by the board and the audit committee of the Company. The financial data in this announcement was prepared in accordance with PRC GAAP and may be subject to adjustments. Different results may be generated if the financial data is prepared under IFRS. Investors should be aware of the risks of investment and exercise caution in reviewing the financial data. Investors should refer to the interim report for the Company’s financial results to be despatched by the Company in August.

CLARIFICATION

A director of Yanzhou Coal Mining Company Limited (the “Company”) mentioned the Company’s operating condition in the first half of 2005 in the “2005 Interim PRC Coal Market Condition Analysis Conference” held in Beijing on 23 July 2005. The information principally involved the following: the expected sale income of the Company and the expected foreign exchange earned by the Company via exports in the first half of 2005 are RMB8.48 billion and US$212 million respectively whereas the total profit during the first half of 2005 is expected to increase by 50% when compared to the corresponding period last year (the “Conference Information”).

On 28 April 2005, the Company disclosed in an announcement entitled “First Quarterly Report for the Year 2005” in Wen Wei Po and South China Morning Post in Hong Kong that the Company estimated that the accumulated net profit for the first half of 2005 will increase by more than 50% as compared with the same period in 2004. Save for such disclosure, the Conference Information differs from the information disclosed in the report of 2005 interim results of the Company below and is not accurate.

The Company hereby clarifies that the Conference Information is the personal view of the above-mentioned director of the Company only and does not represent the information disclosed by the Company.

REPORT OF THE 2005 INTERIM RESULTS

The 2005 unaudited interim financial data of the Company is as follows:

1.	Principal financial data and index in the first-half of 2005

Unit: Reminbi Yuan

	January – June 2005	January – June 2004	Increase/decrease in January to June 2005 from the last corresponding period (%)
Income from principal business	6,676,644,921	5,332,663,629	25.20
Profit from principal business	4,013,343,012	3,100,163,834	29.46
Total profit	2,478,863,252	1,650,423,631	50.20
Net Profit	1,656,623,093	1,058,268,140	56.54

	As at 30 June 2005	As at 31 December 2004	Increase/decrease from 31 December 2004 to 30 June 2005 (%)
Total assets	20,483,008,587	18,213,918,970	12.46
Net assets	16,218,739,572	15,252,470,563	6.34

2.	Brief explanation of the operating results and financial condition

The expected realized total profit and net profit of the Company for the period from January to June 2005 increased by 50% from the corresponding period in 2004. This is principally due to the optimization of the coal type structure by the Company and the significant increase in the average coal sale price when compared to the corresponding period last year.

The financial data in this announcement was prepared in accordance with PRC GAAP and may be subject to adjustments. Different results may be generated if prepared under IFRS. The financial data in this announcement has not been approved by the board and the audit committee of the Company. Investors should be aware of the risks of investment and exercise caution in reviewing the financial data. Investors should refer to the interim report for the Company’s financial results to be despatched by the Company in August. This report is made at the request of the Shanghai Stock Exchange and is reproduced in this announcement for information purpose pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Chen Guangshui

Director and Company Secretary

Zoucheng, Shandong Province, PRC, 26 July 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310